

January 21, 2010

Mail Stop 4631

Via U.S. mail

Denis M. Snyder
President
Triangle Castings, Inc.
103 Larkwood Lane
Cary, NC 27518

Re: **Triangle Castings, Inc.**
     Registration Statement on Form S-1 Amendment No.1
     Filed on: January 11, 2010
     File No.: 333-163499

Dear Mr. Snyder:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please reconcile the disclosure here and in the first risk factor that you have no operations or revenues with the disclosure on page 16 that for the period from July 22, 2008 (inception), to September 30, 2009, you had $2,981 in revenue from two projects.

Interests of Named Experts and Counsel, page 10

2. We note your revised disclosure in response to comment 11 of our letter dated December 28, 2009. In accordance with paragraph 23 of Schedule A of the Securities Act of 1933, please revise your disclosure to include counsel's address.

Description of Business, page 11

General

3. We note your response to comment 12 of our letter dated December 28, 2009; however, your "Expected Accomplishments" disclosure on page 12 remains unchanged. As set forth in our prior comment 12, please revise your disclosure to discuss specific projects or deliverables to help investors understand the steps you have taken in furtherance of your business plan. In this regard, please provide more detail about the two small projects completed by the company.

4. We note your response and revised disclosure in response to comment 13 of our letter dated December 28, 2009.

    o   Please clarify your disclosure in the fifth paragraph of your "Overview" discussion on page 12 to better explain what the initial capital infusion that you are referring to is, and why you believe that such initial capital will be sufficient to sustain your business in the next 12 months.

    o   Please provide concrete examples of what you consider to be "high quality renovation techniques and practices."

    o   In the fourth paragraph of your "Our Operating Strategy" discussion on page 12, please further explain your reference to "recognized quality subcontractors in the marketplace" by establishing the standard by which these subcontractors are recognized and clearly defining the marketplace referenced in your disclosure.

    o   Please disclose the "other large metro markets in NC."

5. We note your response to comment 14 of our letter dated December 28, 2009; however, we note no updates to your website disclosure. Please ensure to make these updates at the time of the filing of your next amendment. Otherwise, please address our prior comment 14 in your next amendment.

Competition, page 13

6. We note your revised disclosure in response to comment 20 of our letter dated December 28, 2009. Please note that Item 101(h)(4)(iv) of Regulation S-K requires that you disclose not only the methods of competition, but also your business' competitive conditions and your competitive position in the industry. Please revise your disclosure accordingly. In addition, please remove disclosure implying that you have a long operating history (we note disclosure in the first sentence of the third paragraph).

Results of Operations, page 16

Capital Resources and Liquidity, page 16

7. Please explain why the costs to support Mr. Synder will be minimal. For instance, will he be donating supplies and equipment to company?

Directors, Executive Officers, Promoters and Control Persons, page 17

8. We note your response to comment 24 of our letter dated December 28, 2009; however, we are unable to locate disclosure related to Mr. Snyder's employment history in accordance with Item 401(e) of Regulation S-K. Please advise or revise. We also note your response to prior comment two. Please disclose your response to this comment in the prospectus.

Executive Compensation, page 17

Summary Compensation Table, page 17

9. We note your revised disclosure in response to comment 25 of our letter dated December 28, 2009. Your disclosure, however, does not comply with Instruction to Item 402(n)(2)(v) of Regulation S-K, which requires that you disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Please revise your disclosure accordingly.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

10. We note your revised disclosure in response to comment 27 of our letter dated December 28, 2009. We also note that you have not revised the footnote disclosure to the selling shareholders table on page 8 to identify those selling shareholders who have been contributing services to the company. Please disclose who these shareholders are, and in light of such disclosure, consider whether you should revise your disclose at the end of page 8 regarding the existence of any material relationships between you and each of the selling shareholders.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, 2nd Floor
        Manalapan, NJ 07726
        via facsimile at (732) 577-1188